23000890

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-13630

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Allianz Life Financial Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5701 Golden Hills Drive
(No. and Street)

Minneapolis	MN	55416-1297
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Amy Borden	763.582.6032 x46032	amy.borden@allianzlife.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pricewaterhouse Coopers LLP
(Name – if individual, state last, first, and middle name)

45 South Seventh Street #3400	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy Borden, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Allianz Life Financial Services, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PATRICIA JEAN EVANS
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2025

Patricia Jean Evans
Notary Public

Signature: [signature]
Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Allianz Life Financial Services, LLC

Opinion on the Financial Statements

We have audited the accompanying Statement of Financial Condition of Allianz Life Financial Services, LLC (the "Company") as of December 31, 2022, and the related Statements of Operations, of Changes in Member's Equity and of Cash Flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital and Aggregate Indebtedness under SEA Rule 15c3-1 of the Securities and Exchange Commission, Information for the Determination of the Customer Account Reserve Requirements under SEA Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements under SEA Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining

whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 16, 2023

We have served as the Company's auditor since 2018.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Financial Condition

December 31, 2022

Assets:		
Cash and cash equivalents	$	963,412
Securities owned, at fair value		39,150,915
Receivables from affiliates, net		28,396,571
Prepaid expenses		48,427
Total assets	$	68,559,325
Liabilities and Member's Equity:		
Liabilities:		
Payable to broker-dealers, net	$	28,567,611
Total liabilities		28,567,611
Member's equity		39,991,714
Total liabilities and member's equity	$	68,559,325

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Operations

Year ended December 31, 2022

Revenues:	
Revenue from the sale of variable contracts	$ 417,267,423
12b-1 fees	39,172,419
Marketing stipend	30,715,732
Investment income	634,494
Other income	5,123,465
Total revenues	492,913,533
Expenses:	
Commissions paid to other broker-dealers	417,267,423
Salaries and employee benefit charges	59,307,601
Marketing expenses	32,757,733
Other expenses	29,031,956
Total expenses	538,364,713
Net loss	$ (45,451,180)

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2022

Balance at December 31, 2021	$ 43,612,762
Net loss	(45,451,180)
Capital contribution-in-kind from parent company	41,830,132
Balance at December 31, 2022	$ 39,991,714

See accompanying notes to financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Statement of Cash Flows

Year ended December 31, 2022

Cash flows from operating activities:		
Net loss	$	(45,451,180)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Assignment of receivables in satisfaction of payable to parent		41,830,132
Change in:		
Securities owned, at fair value		3,787,533
Receivables from affiliates, net		2,706,756
Prepaid expenses		(7,608)
Payable to broker-dealers, net		(2,621,512)
Net cash provided by operating activities		244,121
Cash and cash equivalents, beginning of year		719,291
Cash and cash equivalents, end of year	$	963,412
Note: Supplemental disclosure of cash flow information for non-cash contribution-in-kind from parent (see note 4 for further discussion)	$	41,830,132

See accompanying notes to financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

(a) Organization

Allianz Life Financial Services, LLC (the Company) is a wholly-owned subsidiary of Allianz Life Insurance Company of North America (Allianz Life or Parent). Allianz Life is a wholly-owned subsidiary of Allianz of America, Inc. (AZOA), which is a wholly-owned subsidiary of Allianz Europe, B.V. Allianz Europe, B.V. is a wholly-owned subsidiary of Allianz SE, which is a European company registered in Munich, Germany.

The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934 and operates as a wholesale broker-dealer. It is organized under the laws of Minnesota as a limited liability company. The Company is the distributor of variable annuity products for Allianz Life and Allianz Life Insurance Company of New York (Allianz Life of New York), a wholly-owned subsidiary of Allianz Life. The Company's results of operations may not be indicative of the results that might have been obtained had it operated independently of Allianz Life. The Company does not carry or hold securities for customer accounts.

(b) Summary of Significant Accounting Policies

Basis of Presentation

Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of December 31, 2022, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such changes in estimates are recorded in the period they are determined.

Cash and Cash Equivalents

Cash represents amounts held in depository institutions. Cash equivalents are investments in government money market funds and are carried at fair value.

Securities Owned

Investments recorded by the Company are proprietary securities held as investments for its own account. In accordance with specialized accounting for broker-dealers, investments in these securities are recorded on trade-date and are reported at fair value. All subsequent gains and losses, both realized and unrealized, are reflected in Other income in the Statement of Operations on a net basis. The Company records interest earned on its securities accounts in Investment income in the Statement of Operations.

Receivables from Affiliates, Net

Receivables from affiliates, net, includes receivables from Allianz Life, Allianz Life of New York, and Allianz Investment Management, LLC (AIM), a wholly-owned subsidiary of Allianz Life, and payables to Allianz Life and Allianz Life of New York. The Company has elected to present these net and evaluate the receivable or payable position of each affiliate separately for the right to setoff. The receivable from Allianz Life and Allianz Life of New York primarily consists of commissions receivable, which are settled after each quarter end. See note 4 for further details on the nature of the transactions included in these agreements.

Prepaid Expenses

Deposits paid to the Financial Industry Regulatory Authority, Inc. for the review of the Company's advertising materials and representative fees are recorded as a prepaid asset and expensed as incurred. At December 31, 2022, $48,427 has been recorded within Prepaid expenses in the Statement of Financial Condition.

Payables to Broker-Dealers, Net

Payable to broker-dealers, net consists of single and trail commission expenses, marketing stipends, and other distribution costs owed to broker-dealers net of receivables owed from broker-dealers in relation to canceled policies. The Company has elected to present these transactions net and evaluates the receivable or payable position for the right to setoff based on the individual agreement of each broker-dealer separately.

Revenues and Expenses

For information on the Company's revenues refer to note 2.

Commissions paid to other broker-dealers and Marketing expenses in the Statement of Operations are recognized in the same manner as the related income is earned.

Distribution expenses (which include salaries and employee benefit charges and other expenses) are allocated from Allianz Life and Allianz Life of New York based upon defined allocation methodologies and are recognized as they are incurred.

Intercompany Agreements

The Company has agreements with Allianz Life and Allianz Life of New York whereby the Company assigns receivables related to 12b-1 fees and investment income earned in exchange for the extinguishment of amounts owed from the Company to Allianz Life and Allianz Life of New York, which represents the reimbursement of expenses. The Company also has an intercompany agreement with AIM. Refer to note 4 for further detail on these agreements.

Federal Income Taxes

The Company is a single-member limited liability company treated as a disregarded entity pursuant to the Internal Revenue Service's "check-the-box" regulations. While the Company is not liable to file any tax returns with the Internal Revenue Service, its attributes are included in the AZOA federal income tax return.

The Company is required by the State of California to pay an $800 annual tax for doing business in the state and paid a fee of $11,790 based on annual income apportioned to California. These expenses are included in Other expenses in the Statement of Operations.

The Company had no unrecognized tax benefits as of January 1, 2022 and December 31, 2022. The Company does not expect any significant changes related to unrecognized tax benefits during the next 12 months.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in federal income tax expense. As of December 31, 2022, the Company has not recognized any interest and penalties.

(2) Revenue from Contracts with Customers

Revenue from the Sale of Variable Contracts

Commission revenue refers to fees earned by the Company for sales of insurance contracts, single commissions, and fees earned over the life of the contract, trail commissions.

For single commissions received, the performance obligation of the Company is ultimately to facilitate customer purchase of an insurance contract that will be issued by Allianz Life or Allianz Life of New York. The performance obligation is satisfied at the time of sale. Specifically, the Company has the obligation to accomplish this by selecting and appointing retail broker-dealers to solicit and sell insurance contracts to customers. In addition, the Company is contracted to produce sales material, provide product training, and provide distribution of the types of policies sold. Single commission revenue is based on a percentage of the premium generated from the sale of an insurance contract. The total amount of single commission is earned as revenue when an insurance contract is sold, per the transaction date, as returns are not reflective of significant

reversal. Payment of this commission is settled through the agreement with Allianz Life or Allianz Life of New York, which is discussed in note 4.

Trail commissions are an ongoing benefit that the Company receives for marketing and distribution services for as long as the contract remains in force. Trail commission revenue is based on a percentage of account value, and it is not subject to clawback. For trail commission revenue, the performance obligation is considered a series of these distinct marketing and distribution services performed each period that are substantially the same. This revenue is earned ratably over time commensurate to the continued delivery of the performance obligation over the life of the contract. Payment of this commission is settled through the agreement with Allianz Life or Allianz Life of New York, which is discussed in note 4.

The following table presents the disaggregation of commissions for the year ended December 31, 2022:

Single commissions	$ 260,555,200
Trail commissions	156,712,223
Revenue from the sale of variable contracts	$ 417,267,423

12b-1 Fees

12b-1 fees are an ongoing benefit that the Company receives for completing the performance obligation of distribution activities, advertising, and marketing on behalf of a mutual fund over the life of the fund. 12b-1 fee revenue is expressed as a percentage of average daily net fund assets. The company assigns the receivable of 12b-1 fees to Allianz Life or Allianz Life of New York, which is described in note 4. For 12b-1 revenue, the performance obligation is considered a series of distinct services performed each period that are substantially the same. This revenue is earned ratably over time to match the continued delivery of the performance obligation over the life of the contract.

Marketing Stipend

Marketing stipend revenue is payment the Company receives for the performance obligation of providing ongoing sales and marketing support to investment companies and investment professionals contracted by the Company. Marketing stipend revenue is calculated as a percentage of either average daily net fund assets and/ or premium. For the portion of this revenue based on premium, the total amount of stipend is earned as revenue and the performance obligation is satisfied when an insurance contract is sold, per the transaction date, as returns are not reflective of significant reversal. For the portion of revenue based on assets under management, the performance obligation is considered to be a series of distinct services performed each period that are substantially the same, which is earned ratably over time to match the continued delivery of the performance obligation over the life of the contract. Payment of marketing stipend revenue is settled through the agreement with Allianz Life or Allianz Life of New York, which is described in note 4.

Other Income

Revenues outside the scope of ASC Topic 606, Revenue from Contracts with Customers, include Investment income and Other income in the Statement of Operations because they are not the result of contracts with customers.

(3) Fair Value Measurements

The Fair Value Measurement Topic of the Codification establishes a fair value hierarchy that prioritizes the inputs used in the valuation techniques to measure fair value.

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2 – Valuations derived from techniques that utilize observable inputs, other than quoted prices included in Level 1, which are observable for the asset or liability either directly or indirectly, such as:

(a) Quoted prices for similar assets or liabilities in active markets.

(b) Quoted prices for identical or similar assets or liabilities in markets that are not active.

(c) Inputs other than quoted prices that are observable.

(d) Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Valuations derived from techniques in which the significant inputs are unobservable. Level 3 fair values reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The Company has analyzed the valuation techniques and related inputs, evaluated its assets reported at fair value, and determined an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs. Based on the results of this evaluation and investment class analysis, each financial asset was classified into Level 1, 2, or 3.

The following presents the assets measured at fair value on a recurring basis and their corresponding level in the fair value hierarchy at December 31, 2022:

	Total	Level 1	Level 2	Level 3
Cash equivalents	$ 513,238	513,238	—	—
U.S. treasury	30,618,533	30,618,533	—	—
U.S. government agency	8,532,382	—	8,532,382	—
Total assets accounted for at fair value	$ 39,664,153	31,131,771	8,532,382	—

The Company does not hold any Level 3 investments and did not have any in the prior year.

The Company does not have any financial instruments that are not measured at fair value as of December 31, 2022.

The following is a discussion of the methodologies used to determine fair values for the assets listed in the above table. These fair values represent an exit price (i.e., what a buyer in the marketplace would pay for an asset in a current sale).

Valuation of Securities Owned, at Fair Value

Cash equivalents are comprised of investments in government money market funds. The fair value of cash equivalents is based on quoted market prices for identical securities and are included in Level 1.

U.S. treasury and U.S. government agency (which are not backed by the full faith and credit of the U.S. government) are comprised of fixed-maturity securities. The fair value of U.S. treasury securities is based on quoted market prices for identical securities and are included in Level 1. The fair value of U.S. government agency securities is provided by third-party pricing services. U.S. government agency securities are included in Level 2 as the third-party pricing services utilize observable market inputs. Management is responsible for establishing and maintaining adequate internal controls to prevent or detect material misstatements related to fair value measurements and disclosures.

Nonrecurring Fair Value Measurements

Occasionally, certain assets are measured at fair value on a nonrecurring basis. At December 31, 2022, there were no assets reported at fair value on a nonrecurring basis.

(4) Transactions with Related Parties

The Company has agreements with Allianz Life and Allianz Life of New York under which Allianz Life and Allianz Life of New York agree to pay commissions and marketing stipends to broker-dealers on behalf of the Company and reimburse the Company for expenses incurred performing services for Allianz Life and Allianz Life of New York. Reimbursable expenses include distribution expenses such as sales, sales support, management, training, accounting and financial, information technology, and compliance services. Through these agreements, the Company assigns its 12b-1 fee revenue to Allianz Life and Allianz Life of New York in exchange for the satisfaction of amounts owed to

Allianz Life and Allianz Life of New York. Allianz Life, as the parent of the Company, further agrees to provide sufficient capital to the Company, collect any service fees or distribution fees owed to the Company as a ministerial act, and provide and allocate the expense for personnel, facilities, and equipment to the Company. Lastly, as Allianz Life has provided capital, the Company agrees to assign interest earned on its proprietary securities account to Allianz Life.

The Company records the net impact of the assignment of 12b-1 fees and interest receivable/earned (assigned revenues) and the reimbursement of expenses payable with Allianz Life as a capital transaction in the Statement of Changes in Member's Equity on a monthly basis. If assigned revenues exceed the reimbursement of expenses payable, a dividend-in-kind is paid to Allianz Life; conversely, if the reimbursement of expenses payable exceeds assigned revenues, a capital contribution-in-kind is received. For the year ended December 31, 2022, the Company received a contribution-in-kind of $41,830,132 from Allianz Life under this agreement. For Allianz Life of New York, total reimbursed expenses payable exceeded assigned revenues for the year ended December 31, 2022 and the Company recorded a gain on the transfer of financial asset of $5,647,397 under this agreement, which is recorded in Other income on the Statement of Operations. At December 31, 2022, the net balance due to Allianz Life and Allianz Life of New York for the cash settlement on the transaction was $171,040 and $0, respectively, and netted by legal entity, within Receivables from affiliates, net on the Statement of Financial Condition.

For the year ended December 31, 2022, the Company earned commission revenues of $372,531,500 and $44,735,923 from Allianz Life and Allianz Life of New York, respectively. At December 31, 2022, the Company had corresponding receivables of $26,127,527 and $2,440,084 due from Allianz Life and Allianz Life of New York, respectively, for commission revenue and marketing stipend reflected in Receivables from affiliates, net on the Statement of Financial Condition. Additionally, for the year ended December 31, 2022, the Company earned 12b-1 fees of $39,122,419, and assigned $35,536,033 and $3,586,386 to Allianz Life and Allianz Life of New York, respectively.

During 2022, the Company was allocated salaries and employee benefit charges, certain marketing expenses, and other expenses of $81,147,776 and $9,233,783 by Allianz Life and Allianz Life of New York, respectively.

The Company is named a participant in the Allianz of America Corporation (AZOAC) Deferred Compensation Plan and AZOAC Severance Allowance Plan. The Company's participation in the AZOAC Deferred Compensation Plan is associated with a nonqualified deferred compensation plan for a defined group of agents employed by Allianz Life who provide services on behalf of the Company. The Company can make discretionary contributions to the nonqualified deferred compensation plan in the form and manner the Company determines reasonable. Discretionary contributions are currently determined based on production. In relation to the Company's participation in the AZOAC Severance Allowance Plan, all employees of Allianz Life who provide services on behalf of the Company and are involuntarily terminated due to job elimination are eligible to receive benefits. Under the same agreements with the Company, Allianz Life has agreed to reimburse the Company for all expenses associated with the Company's participation in both plans. For the year ended December 31, 2022, the Company expensed $2,238,735, net of forfeitures of $0, toward the nonqualified deferred compensation plan and $0 toward the AZOAC Severance Allowance Plan. These expenses are included within Salaries and employee benefit charges in the Statement of Operations. No intercompany payable or receivable existed at December 31, 2022.

The Company maintains an agreement with AIM in which the Company performs limited marketing activities related to exchange traded funds (ETFs), including soliciting interest by financial intermediaries and distributing approved sales material. The Company is reimbursed by AIM for expenses incurred relating to these activities. For the year ended December 31, 2022, the Company earned administrative fees of $3,097,116 from AIM and is included in Other income in the Statement of Operations. No intercompany payable or receivable existed at December 31, 2022.

For the year ended December 31, 2022, the Company earned 12b-1 fees of $37,481,758 from proprietary funds of affiliated companies and administrative fees of $50,000 from AIM. These amounts are included in the 12b-1 fees in the Statement of Operations. No intercompany receivable existed at December 31, 2022.

The Company maintains an agreement with AIM in which AIM agrees to provide investment management services for the Company's proprietary securities owned. Fees paid to AIM for that service for the year ended December 31, 2022 were $27,770. The amount is included within Other expenses in the Statement of Operations. No intercompany payable or receivable existed at December 31, 2022.

(5) Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule (SEA Rule 15c3-1) and is required to maintain minimum net capital of $1,904,507 as of December 31, 2022. At December 31, 2022, the Company had net capital of $32,843,703, which was $30,939,196 in excess of the minimum required. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.87 : 1 at December 31, 2022. The complete computation of net capital and aggregate indebtedness under SEA Rule 15c3-1 is located at Schedule I.

(6) SEA Rule 15c3-3 Exemption

The Company does not accept or hold customer funds or accept or safekeep customer securities and claims exemption from SEA Rule 15c3-3 under paragraph (k)(1). Under this exemption, the "Information for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(7) Contingencies

The Company may be involved in various pending or threatened litigation arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on the financial position or results of the Company.

The financial services industry, including distribution companies, has been the subject of increasing scrutiny by regulators, legislators, and the media over the past few years. As with other financial services firms, the level of regulatory activity and inquiry concerning the Company's business remains elevated. From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, the Financial Industry Regulatory Authority, and various other regulatory authorities concerning the Company's business activities and practices. The Company is cooperating with regulators in responding to these requests. In certain instances, these examinations have led to regulatory enforcement referrals, which may have a material adverse effect on the Company. Management assesses whether a loss is probable and if the amount can be reasonably estimated prior to making any accruals.

(8) Subsequent Events

No material subsequent events have occurred since December 31, 2022 through February 16, 2023, the date at which the financial statements were issued, that would require adjustment to the financial statements.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Computations of Net Capital and Aggregate Indebtedness

under SEA Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2022

Member's equity	$	39,991,714
Deduct – nonallowable assets:		
Receivables from affiliates, net		6,102,329
Prepaid expenses		48,427
Net capital before haircuts on securities positions		33,840,958
Haircuts on securities computed pursuant to SEA Rule 15c3-1		997,255
Net capital		32,843,703
Minimum capital required to be maintained (greater of 6 2/3% of aggregate indebtedness or $5,000)		1,904,507
Net capital in excess of requirement	$	30,939,196
Aggregate indebtedness	$	28,567,611
Ratio of aggregate indebtedness to net capital		0.87 : 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the unaudited Part II of Form X-17A-5 filed on January 25, 2023, and the above computation.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Information for the Determination of the Customer Account Reserve

Requirements under SEA Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2022

The Company claims exemption from SEA Rule 15c3-3 pursuant to the provisions of paragraph (k)(1) thereof.

ALLIANZ LIFE FINANCIAL SERVICES, LLC

Information Relating to Possession or Control

Requirements under SEA Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2022

The Company claims exemption from SEA Rule 15c3-3 pursuant to the provisions of paragraph (k)(1) thereof.

Allianz Life Financial Services, LLC's Exemption Report

Allianz Life Financial Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made certain by brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(1), (the "exemption provisions").

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the year ended December 31, 2022 without exception.

I, Amy Borden, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Amy Borden
Chief Financial Officer
Allianz Life Financial Services, LLC

February 16, 2023

pwc

Report of Independent Registered Public Accounting Firm

To Management and the Board of Directors of Allianz Life Financial Services, LLC

We have reviewed Allianz Life Financial Services, LLC's assertions, included in the accompanying Allianz Life Financial Services, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2022 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2022.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 16, 2023

Report of Independent Accountants

To Management and the Board of Directors of Allianz Life Financial Services, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying Certification of Exclusion From Membership (Form SIPC-3) of Allianz Life Financial Services, LLC (the "Company") for the year ended December 31, 2022. Management of Allianz Life Financial Services, LLC is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 for the year ended December 31, 2022, as noted on the accompanying Form SIPC-3. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the Total Revenues amount of $487,155,574 reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2022 to the Total Revenues amount of $492,913,533 reported on the Total Revenues line of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, noting the following differences of $634,494 of Investment income and $5,123,465 of Other income that were included in the total revenue in the Allianz Life Financial Services LLC's audited financial statements and not listed on the Schedule of Form SIPC-3 Revenues.
2. Compared any amount of Business activities through which revenue was earned reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2022 with the supporting schedules and working papers, as follows:
    a. Compared revenue from the sales of variable annuities of $487,089,944, to working papers provided by TJ Woodrow, Principal Financial Analyst, noting no differences.
    b. Compared revenue from the business of insurance of $65,630 to working papers provided by TJ Woodrow, Principal Financial Analyst, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2022 and in the related schedules and working papers obtained in procedure 2, as follows:
   a. Recalculated the mathematical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues of $487,155,574 by summing the individual business activities through which revenue was earned, noting no differences
   b. Recalculated the mathematical accuracy of the working papers supporting line item sales of variable annuities for the year ended December 31, 2022, noting no differences.

   c. Recalculated the mathematical accuracy of the working papers supporting line item sales of insurance commissions and fees for the year ended December 31, 2022, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and on its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Directors and Management of Allianz Life Financial Services, LLC and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Minneapolis, MN

February 16, 2023

pwc

Allianz Life Financial Services, LLC

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2022

Amount ($)	Business activities through which revenue was earned
$0	Business conducted outside the United States and its territories and possessions
$0	Distribution of shares of registered open end investment companies or unit investment trusts
$487,089,944	Sale of variable annuities
$65,630	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$487,155,574	**Total Revenues**